# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OnKure Therapeutics, Inc., CIK 0001637715
CUSIP: 75974E103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6707 Winchester Circle, Suite 400, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 01/16/2025
Amends the filing with accession number 0001193125-21-120962
Filed by CIK 0001601559
Persons authorized to receive notices and communications: Jay W. Schmelter, 101 S. Hanley Road, Suite 1850, St. Louis, Missouri (MO), 63105, (314) 726-6700; Gloria M. Skigen, Esq., Holland & Knight LLP, One Stamford Plaza, 263 Tresser Boulevard Suite 1400, Stamford, Connecticut (CT), 06901, (203) 905-4526

## Reporting persons
- RiverVest Venture Fund III, L.P. (CIK 0001601559): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 25,400; sole dispositive power 0; shared dispositive power 25,400; aggregate amount beneficially owned 25,400 (0.2% of the class)
  Comment: The percentage set forth in line 13 is based on 12,652,890 shares of common stock, par value $0.0001 per share ("Common Stock"), of OnKure Therapeutics, a Delaware corporation (the "Issuer"), outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2024.
- RiverVest Venture Fund III (Ohio), L.P. (CIK 0001636686): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,349; sole dispositive power 0; shared dispositive power 1,349; aggregate amount beneficially owned 1,349 (0.01% of the class)
  Comment: The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2024.
- RiverVest Venture Partners III (Ohio), LLC (CIK 0001611644): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,349; sole dispositive power 0; shared dispositive power 1,349; aggregate amount beneficially owned 1,349 (0.01% of the class)
  Comment: The amounts set forth in lines 8, 10 and 11 represent 1,349 shares of Common Stock owned by RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership ("RiverVest III (Ohio)"). RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company ("RiverVest Partners III (Ohio)"), is the general partner of RiverVest III (Ohio). The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- RiverVest Venture Partners III, L.P. (CIK 0001752268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,749; sole dispositive power 0; shared dispositive power 26,749; aggregate amount beneficially owned 26,749 (0.21% of the class)
  Comment: The amounts set forth in lines 8, 10 and 11 represent 25,400 shares of Common Stock owned by RiverVest Venture Fund III, L.P., a Delaware limited partnership ("RiverVest III"), and 1,349 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, L.P., a Delaware limited partnership ("RiverVest Partners III"), is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- RiverVest Venture Partners III, LLC (CIK 0001752405): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,749; sole dispositive power 0; shared dispositive power 26,749; aggregate amount beneficially owned 26,749 (0.21% of the class)
  Comment: The amounts set forth in lines 8, 10 and 11 represent 25,400 shares of Common Stock owned by RiverVest III and 1,349 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- RiverVest Venture Fund IV, L.P. (CIK 0001725443): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 169,449; sole dispositive power 0; shared dispositive power 169,449; aggregate amount beneficially owned 169,449 (1.34% of the class)
  Comment: The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- RiverVest Venture Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 169,449; sole dispositive power 0; shared dispositive power 169,449; aggregate amount beneficially owned 169,449 (1.34% of the class)
  Comment: The amounts set forth in lines 8, 10 and 11 represent 169,449 shares of Common Stock owned by RiverVest Venture Fund IV, L.P., a Delaware limited partnership ("RiverVest IV"). RiverVest Venture Partners IV, L.P., a Delaware limited partnership ("RiverVest Partners IV"), is the general partner of RiverVest IV. The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- RiverVest Venture Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 169,449; sole dispositive power 0; shared dispositive power 169,449; aggregate amount beneficially owned 169,449 (1.34% of the class)
  Comment: The amounts set forth in lines 8, 10 and 11 represent 169,449 shares of Common Stock owned by RiverVest IV. RiverVest Venture Partners IV, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners IV, which is the general partner of RiverVest IV. The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- John P. McKearn, Ph.D. (CIK 0001240120): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 196,198; sole dispositive power 0; shared dispositive power 196,198; aggregate amount beneficially owned 196,198 (1.55% of the class)
  Comment: The amounts set forth in lines 8, 10 and 11 represent 25,400 shares of Common Stock owned by RiverVest III, 1,349 shares of Common Stock owned by RiverVest III (Ohio), and 169,449 shares of Common Stock owned by RiverVest IV.
  
  Dr. McKearn is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).
  
  Dr. McKearn is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.
  
  The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- Jay Schmelter (CIK 0001435248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 196,198; sole dispositive power 0; shared dispositive power 196,198; aggregate amount beneficially owned 196,198 (1.55% of the class)
  Comment: The amounts set forth in lines 8, 10 and 11 represent 25,400 shares of Common Stock owned by RiverVest III, 1,349 shares of Common Stock owned by RiverVest III (Ohio), and 169,449 shares of Common Stock owned by RiverVest IV.
  
  Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).
  
  Mr. Schmelter is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.
  
  The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- Thomas C. Melzer (CIK 0001611651): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,749; sole dispositive power 0; shared dispositive power 26,749; aggregate amount beneficially owned 26,749 (0.21% of the class)
  Comment: The amounts set forth in lines 8, 10 and 11 represent 25,400 shares of Common Stock owned by RiverVest III and 1,349 shares of Common Stock owned by RiverVest III (Ohio).
  
  Mr. Melzer is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).
  
  The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- Niall O'Donnell, Ph.D. (CIK 0001780235): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 16,595; shared voting power 169,449; sole dispositive power 16,595; shared dispositive power 169,449; aggregate amount beneficially owned 169,449 (1.34% of the class)
  Comment: The amounts set forth in lines 7 and 9 represent 16,595 shares of Common Stock options owned by Mr. O'Donnell.
  
  The amounts set forth in lines 8, 10 and 11 represent 169,449 shares of Common Stock owned by RiverVest IV.
  
  Mr. O'Donnell is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.
  
  The percentage set forth in line 13 is based on 12,652,890 shares of Common Stock, of the Issuer, outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: OnKure Therapeutics, Inc.
Address of issuer's principal executive offices: 6707 Winchester Circle, Suite 400, Boulder, Colorado (CO), 80301

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the shares of Common Stock outstanding beneficially owned by each Reporting Person set forth below and on the cover pages hereof are based on 12,652,890 shares of Common Stock outstanding as of November 4, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: (i) sole power to vote or to direct the vote: see line 7 of cover sheets; (ii) shared power to vote or to direct the vote: see line 8 of cover sheets; (iii) sole power to dispose or to direct the disposition: see line 9 of cover sheets; (iv) shared power to dispose or to direct the disposition: see line 10 of cover sheets. By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to own more than five percent of the outstanding Common Stock on January 16, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement, dated April 19, 2021, by and among RiverVest Venture Fund III, L.P., RiverVest Venture Fund III (Ohio), L.P., RiverVest Venture Partners III (Ohio), LLC, RiverVest Venture Partners III, L.P., RiverVest Venture Partners III, LLC, RiverVest Venture Fund IV, L.P., RiverVest Venture Partners IV, L.P., RiverVest Venture Partners IV, LLC, John P. McKearn, Jay Schmelter, Thomas C. Melzer and Niall O'Donnell.

## Signatures
- RiverVest Venture Fund III, L.P.: By: RiverVest Venture Partners III, L.P., its general partner By: RiverVest Venture Partners III, LLC, its general partner By: /s/ Jay Schmelter, Jay Schmelter/Member (01/21/2025)
- RiverVest Venture Fund III (Ohio), L.P.: By: RiverVest Venture Partners III (Ohio), LLC, its general partner, as indicated in the signature block that immediately follows By:/s/ Jay Schmelter, Jay Schmelter/Member (01/21/2025)
- RiverVest Venture Partners III (Ohio), LLC: By: RiverVest Venture Partners III, L.P., its sole member By: RiverVest Venture Partners III, LLC, its general partner By: /s/ Jay Schmelter, Jay Schmelter/Member (01/21/2025)
- RiverVest Venture Partners III, L.P.: By: RiverVest Venture Partners III, LLC, its general partner By: /s/ Jay Schmelter, Jay Schmelter/Member (01/21/2025)
- RiverVest Venture Partners III, LLC: By: /s/ Jay Schmelter, Jay Schmelter/Member (01/21/2025)
- RiverVest Venture Fund IV, L.P.: By: RiverVest Venture Partners IV, L.P., its general partner By: RiverVest Venture Partners IV, LLC, its general partner By: /s/ Jay Schmelter, Jay Schmelter/Member (01/21/2025)
- RiverVest Venture Partners IV, L.P.: By: RiverVest Venture Partners IV, LLC, its general partner By: /s/ Jay Schmelter, Jay Schmelter/Member (01/21/2025)
- RiverVest Venture Partners IV, LLC: By: /s/ Jay Schmelter, Jay Schmelter/Member (01/21/2025)
- John P. McKearn, Ph.D.: /s/ John P. McKearn, Ph.D., John P. McKearn, Ph.D. (01/21/2025)
- Jay Schmelter: /s/ Jay Schmelter, Jay Schmelter (01/21/2025)
- Thomas C. Melzer: /s/ Thomas C. Melzer, Thomas C. Melzer (01/21/2025)
- Niall O'Donnell, Ph.D.: /s/ Niall O'Donnell, Ph.D., Niall O'Donnell, Ph.D. (01/21/2025)